FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2004

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.
(formerly: Energy Power Systems Limited)

Date: November 15, 2004             By:____"Sandra J. Hall"____ ______
Sandra J. Hall, President, Secretary & Director

EnerNorth Industries Inc.
News Release

EnerNorth Reports 1st Quarter Results

Toronto, Canada - November 12, 2004 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued unaudited consolidated financial statements for the three-month period ending September 30, 2004 expressed in Canadian dollars. These statements reflect the activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

-	consolidated revenues of $7.1 million for the three-month period ended September 30, 2004 ($7.0 million -2003);

-    consolidated gross profits of $1.0 million for the three-month period ended September 30, 2004 ($1.0 million - 2003);

-	consolidated net income of $0.1 million for the three-month period ended September 30, 2004 ($0.2 million - 2003); and

-    consolidated basic net income per share of $0.02 for the three-month period ended September 30, 2004 ($0.04 - 2003).

EnerNorth’s consolidated revenues of $7.1 million for the three-month period ending September 30, 2004, was 1.4% more than $7.0 million in the previous three-month period. Revenues were primarily derived from the Company's Industrial & Offshore Division.

EnerNorth’s consolidated gross profit for the three-month period ending September 30, 2004 was constant at $1.0 million compared to $1.0 million in 2003. The gross profit was primarily driven by revenue from the Company’s Industrial & Offshore Division.

EnerNorth’s consolidated administrative expenses of $1.3 million for the three-month period ending September 30, 2004, was 44% higher than administrative expenses of $0.9 million the previous year. During the three-month period ended September 30, 2004, litigation costs were $0.3 million higher than the previous period. In addition, the Company incurred a foreign exchange loss of $0.1 million.

As a result of the foregoing, consolidated net income for the three-month period ending September 30, 2004 was $0.1 million, 50% less than the $0.2 million net income reported for the previous three-month period. Net income per share was $0.02 for the three-month period ending September 30, 2004 versus net income per share of $0.04 for the previous three-month period.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com